UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 18 February 2021

Orange takes a major step forward with the creation of TOTEM, its European TowerCo

In the context of its Engage 2025 plan, Orange is reinventing its operator model and is creating a European TowerCo destined to become a value-creating entity by:

•  capitalizing on its industry-leading passive mobile infrastructure assets, focusing on revenue growth and optimising operational efficiency; and

•  delivering both organic and inorganic growth.

The TowerCo, which has been named TOTEM, will be run by a fully independent and dedicated management team that will be appointed in the first half of this year with a view to launching operations by the end of the year.

First-class assets

TOTEM will bring together assets with proven operational excellence. It will be equipped with all the skills and functions necessary to create sustainable value, positioning the TowerCo as a leader in the growing European telecommunications tower market.

At the outset the portfolio of premium towers will consist of around 25.5 thousand sites in France and Spain, the two largest countries where Orange is present. Beyond France and Spain, the Group will explore the possibility of integrating other passive mobile infrastructure assets from within Orange’s European footprint that could create value for the TowerCo.

In France, TOTEM will operate around 17 thousand macro sites with an attractive mix of approximately 55% towers and 45% rooftops. Given the strong co-location demand, which has been constant for several years, and the high proportion of towers in the portfolio, there is clear potential to increase co-location rates.

In Spain, the TowerCo will operate around 8 thousand macro sites, split equally between towers and rooftops. The Spanish operations will benefit from the network-sharing agreement between Orange and Vodafone, guaranteeing the future stability of the hosting activity.

Based on the scope of sites and the terms of the Master Service Agreement (MSA), in 2020 the TowerCo’s revenues would have exceeded 500 million euros with EBITDAaL of close to 300 million euros, approximately two thirds of which would have been generated in France. This represents a margin of about 57%, including maintenance costs of about 5% of the TowerCo’s revenues.

The framework agreement provides for an initial 15-year contract with Orange with a tacit renewal of 2 x 10 years providing long-term revenue visibility for TOTEM with its main customer, Orange. The renewal would necessarily cover the entire portfolio of sites. Rent applicable to Orange would conform to market practice, indexed to inflation with no cap and a floor of 0%. Finally, the number of strategic sites will be limited and will be less than 5% of the existing French portfolio of sites.

Independent governance

TOTEM’s independence is underpinned by a separate legal structure owned directly by the Orange Group (Orange SA). Management will be completely independent from the retail operations and no Board member will be drawn from the retail operations; two independent Board members will be appointed to drive operational excellence.

Full operational autonomy is enabled by transferring all key passive mobile infrastructure assets (sites, land, leases and third-party tenancy contracts) to the TowerCo. TOTEM will also have the necessary in-house capabilities to run operations for anchor and third-party tenants. These include deployment activities (build-to-suit construction programs, turnkey roll outs) and maintenance.

Strong growth potential

Organic growth will be the core focus of the TowerCo’s management. TOTEM will benefit from significant opportunities to develop its hosting activity across its entire portfolio. Thus, the co-location rate for the combined assets in France and Spain should increase from 1.3x in 2020 to 1.5x by 2026 and up to 3,000 sites should be constructed over an eight-year period based on demand from Orange.

TOTEM will host and deploy new sites for Orange as well as for other network operators. With digitalisation accelerating across industry eco-systems, particularly in areas such as 5G, Industrial IoT and smart cities, TOTEM should benefit from additional demand. Given this trend, the TowerCo will be well positioned to commercialize new services.

TOTEM also intends to seize inorganic growth opportunities in Europe. To support this growth ambition, Orange will be able to use the flexibility of the new entity’s entire capital structure, whether for issuing new shares or debt financing. Orange wishes to retain control of TOTEM to benefit from the important source of sustainable value creation it provides for the Group.

Following this announcement, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"Passive mobile infrastructure is a core asset for Orange, benefitting from exceptional operational expertise in the areas of deployment, hosting and maintenance. We are determined to keep these strategic assets within the scope of the Group. They represent a long-term industrial view and are an essential asset in guaranteeing Orange’s independence as well as its ability to foster sustainable economic performance. Orange is committed to supporting its TowerCo, which will be named TOTEM, both strategically and financially in order to make it a clear leader in the European market."

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 143,000 employees worldwide at 30 September 2020, including 83,000 employees in France. The Group has a total customer base of 257 million customers worldwide at 30 September 2020, including 212 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Sylvain Bruno ; sylvain.bruno@orange.com

Tom Wright ; tom.wright@orange.com ; +33 6 78 91 35 11

Olivier Emberger ; olivier.emberger@orange.com

ORANGE

Date: February 18, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations